SECUREWORKS CORP.

One Concourse Parkway NE

Suite 500

Atlanta, Georgia 30328

April 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ivan Griswold

Re:	SecureWorks Corp.
Registration Statement on Form S-1
File No. 333-208596
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, SecureWorks Corp. (the “Registrant”) hereby requests that the effective time of the above-referenced registration statement (the “Registration Statement”) be accelerated to 2:00 p.m., Eastern Time, on April 21, 2016, or as soon thereafter on such date as practicable.

In making this request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby requests that it be notified of such effectiveness by a telephone call to Kevin Greenslade of Hogan Lovells US LLP at 703-610-6189 and that such effectiveness also be confirmed in writing.

Very truly yours,

SecureWorks Corp.

By:	/s/ R. Wayne Jackson
	Name:	R. Wayne Jackson
	Title:	Chief Financial Officer

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